UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


FORM 3
INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1. Name and Address of Reporting Person
   Meritage Investment Partners, LLC
   1600 Wynkoop Street
   Suite 300
   Denver, CO  80202

2. Date of Event Requiring Statement (Month/Day/Year)
   11/09/2001

3. IRS or Social Security Number of Reporting Person (Voluntary)


4. Issuer Name and Ticker or Trading Symbol
   Exabyte Corporation
   EXBT

5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director  (X) 10% Owner  ( ) Officer (give title below) ( ) Other
   (specify below)


6. If Amendment, Date of Original (Month/Day/Year)


7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

<TABLE>
<CAPTION>

| Table I -- Non-Derivative Securities Beneficially Owned | | | |
|---|---|---|---|
| 1. Title of Security | 2. Amount of Securities Beneficially Owned | 3. Ownership Form: Direct(D) or Indirect(I) | 4. Nature of Indirect Beneficial Ownership |
| <S> | <C> | <C> | <C> |
| Common | 64,000 | I | See Note 1 |
| Common | 3,507,200 | I | See Note 2 |
| Common | 428,800 | I | See Note 3 |

<CAPTION>

Table II -- Derivative Securitites Beneficially Owned

| 1.Title of Derivative Security | 2.Date Exercisable and Expiration Date(Month/Day/Year) | | 3.Title and Amount of Underlying Securities | | 4. Conversion or exercise price of derivative Security | 5. Ownership Form of Derivative Security: Direct(D) or Indirect(I) | 6. Nature of Indirect Beneficial Ownership |
|---|---|---|---|---|---|---|---|
| | Date Exercisable | Expiration Date | Title | Amount or Number of Shares | | | |
| <S> | <C> | <C> | <C> | <C> | <C> | <C> | <C> |
| Series H convertible preferred | 11/09/01 | N/A | Common | 71,111 | $1.00 | I | See Note 1 |
| Series H convertible preferred | 11/09/01 | N/A | Common | 3,896,890 | $1.00 | I | See Note 2 |
| Series H convertible preferred | 11/09/01 | N/A | Common | 476,444 | $1.00 | I | See Note 3 |

</TABLE>

Explanation of Responses:

NOTE 1:  Shares are held by Meritage Entrepreneurs Fund, L.P.  Reporting
         person is the sole general partner of Meritage Entrepreneurs
         Fund, L.P.
NOTE 2:  Shares are held by Meritage Private Equity Fund, L.P.  Reporting
         person is the sole general partner of Meritage Private Equity
         Fund, L.P.
NOTE 3:  Shares are held by Meritage Private Equity Parallel Fund, L.P.
         Reporting person is the sole general partner of Meritage Private
         Equity Fund, L.P.

SIGNATURE OF REPORTING PERSON

Meritage Investment Partners, LLC

By:  Laura Beller
     Managing Member

/s/  Laura Beller
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DATE

November 19, 2001
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